Notice to ASX/LSE 7 March 2022 Settlement with the Australian Securities and Investment Commission Rio Tinto has reached a settlement with the Australian Securities and Investment Commission (ASIC) regarding the disclosure of the impairment of Rio Tinto Coal Mozambique (RTCM), which was reflected in Rio Tinto’s 2012 year-end accounts. As part of this court approved settlement, Rio Tinto will pay a A$750,000 penalty for a single contravention of its continuous disclosure obligations in the period 21 December 2012 to 17 January 2013, immediately preceding the impairment announcement. As part of this court approved settlement between ASIC and Rio Tinto, there were no findings of fraud or any systemic or widespread failure by Rio Tinto. The case against Tom Albanese and Guy Elliott has been wholly dismissed. Rio Tinto settled with the United Kingdom's Financial Conduct Authority (FCA) in 2017 relating to the same RTCM impairment. A US court also dismissed a related US securities class action. Rio Tinto welcomes closure of the ASIC case on appropriate and reasonable terms. The resolution of this matter, however, does not impact the Securities and Exchange Commission’s proceedings. Rio Tinto will continue to defend itself vigorously against the SEC’s allegations. RTCM was acquired in 2011 and divested in 2014. EXHIBIT 99.1

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com